SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Community Financial Shares, Inc.

(Name of Subject Company (Issuer))

Community Financial Shares, Inc.

(Name of Filing Person (Issuer))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

20366 P 100

(CUSIP Number of Class of Securities)

Scott W. Hamer

President and

Chief Executive Officer

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

with a copy to:

Edward G. Olifer

Muldoon Murphy & Aguggia LLP

5101 Wisconsin Avenue, NW

Washington, D.C. 20016

(202) 362-0840

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$5,200,000	$192.40

*	Estimated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of 200,000 shares of common stock of Community Financial Shares, Inc. at the tender offer purchase price of $26.00 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Community Financial Shares, Inc., a Delaware corporation, to purchase up to 200,000 shares of its common stock, no par value per share. Community Financial is offering to purchase these shares at a price of $26.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit (a)(1)(i), is hereby incorporated by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company is Community Financial Shares, Inc. The address and telephone number of its principal executive offices are: 357 Roosevelt Road, Glen Ellyn, Illinois 60137 (630) 545-0900.

(b)	The subject securities are common stock, no par value, of Community Financial Shares, Inc. The number of shares of the subject securities outstanding as of August 9, 2007 is 1,375,278.

(c)	Information about the trading market and price of the subject securities under “Section 8. Share, Trading Price and Dividend Information” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	The filing person to which this Schedule TO relates is the subject company. For information about the subject company, see Item 2.

The name and business address of each director and executive officer of Community Financial Shares, Inc. are listed below:

Directors and Executive Officers

William F. Behrmann Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	Penny A Belke, D.D.S. Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137

H. David Clayton, D.V.M. Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	Raymond A. Dieter, Jr., M.D. Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137

Robert F. Haeger Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	Mary Beth Moran Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137

Jospeh S. Morrissey, D.D.S. Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	John M. Mulherin Director of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137

Christopher P. Barton Vice President and Secretary of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	Donald H. Fischer Chairman of the Board of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137

Scott W. Hamer Director, President and Chief Executive Officer of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	William W. Mucker Vice President and Assistant Secretary of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137

Eric J. Wedeen Vice President, Chief Financial Officer and Assistant Secretary of Community Financial Shares, Inc. 357 Roosevelt Road Glen Ellyn, Illinois 60137	Kenneth Franklin Senior Vice President of Community Bank-Wheaton/Glen Ellyn 357 Roosevelt Road Glen Ellyn, Illinois 60137

Item 4.	Terms of the Transaction.

(a)-(b)	The following sections of the Offer to Purchase contain a description of the material terms of the offer and are incorporated herein by reference: “Summary,” “Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration,” “Section 2. Procedure for Tendering Shares,” “Section 3. Purpose of the Offer; Certain Effects of the Offer,” “Section 4. Withdrawal Rights,” “Section 5. Purchase of Shares and Payment of the Purchase Price,” “Section 6. Conditional Tender of Shares,” “Section 7. Certain Conditions of the Offer,” “Section 10. Interest of our Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning Shares,” “Section 11. Source and Amount of Funds,” “Section 13. Effect of the Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934,” “Section 14. Legal Matters; Regulatory Approvals,” “Section 16. Fees and Expenses,” and “Section 17. Where You Can Find Additional Information.” There will be no material differences in the rights of security holders as a result of this transaction.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Information under “Section 10. Interest of our Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)-(b)	The information about the purpose of the transaction under “Summary” and “Section 3. Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c)	The information about plans or proposals under “Section 10. Interest of our Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information under “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)	There are no material conditions to the financing of the offer.

(d)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	The information under “Section 10. Interest of our Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

(b)	The information under “Section 12. Material Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information under “Summary,” “Section 17. Where You Can Find Additional Information” and “Section 18. Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b)	Not applicable, as (i) the consideration in this offer consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR. However, for a better understanding of the effects of the transactions, certain historical financial information is set forth in “Section 9. Information about Community Financial Shares, Inc.”

Item 11.	Additional Information.

(a)(1)	The information under “Section 10. Interest of our Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

Item 12.	Exhibits.

Exhibit #	Description

(a)(1)(i)	Offer to Purchase dated August 14, 2007*

(a)(1)(ii)	Letter of Transmittal*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients*

(a)(1)(v)	Press release*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees*

(a)(5)(ii)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*

(a)(5)(iii)	Form of letter to shareholders dated August 14, 2007 from the President and Chief Executive Officer of Community Financial Shares, Inc. *

(a)(5)(iv)	Question and Answers Brochure *

(a)(5)(v)	Form of Guidelines for Substitute Form W-9*

(a)(5)(vi)	Form of memo to employees of Community Financial Shares, Inc. *

(b)	None.

(d)(1)	Form of Change in Control Agreements for Executives (filed as Exhibit 10 to Community Financial Shares, Inc.’s Form 10-QSB filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference).

(d)(2)	Community Bank Directors Retirement Plan (filed as Exhibit 10.1 to Community Financial Shares, Inc.’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2006 and incorporated herein by reference).

(d)(3)	Employment agreement between Community Financial Shares, Inc., Community Bank-Wheaton/Glen Ellyn and Donald H. Fischer (filed as Exhibit 10.3 to Community Financial Shares, Inc. Form 10-K filed with the Securities and Exchange Commission on March 30, 2007 and incorporated herein by reference).

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2007

Community Financial Shares, Inc.

by:	/s/ Scott W. Hamer
Scott W. Hamer
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit #

(a)(1)(i)	Offer to Purchase dated August 14, 2007

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients

(a)(1)(v)	Press release

(a)(5)(i)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees

(a)(5)(ii)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

(a)(5)(iii)	Form of letter to shareholders dated August 14, 2007 from the President and Chief Executive Officer of Community Financial Shares, Inc.

(a)(5)(iv)	Question and Answers Brochure

(a)(5)(v)	Form of Guidelines for Substitute Form W-9

(a)(5)(vi)	Form of memo to employees of Community Financial Shares, Inc.